UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Professional Diversity Network, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74312Y103
(CUSIP Number)

ANDREW M. FREEDMAN
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74312Y103

1	NAME OF REPORTING PERSON Matthew B. Proman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,475,225 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,475,225 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,475,225 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (2)
14	TYPE OF REPORTING PERSON IN
________
(1)  Includes: (i) an option to purchase 183,000 Shares at an exercise price of $3.45 per Share, (ii) a warrant to purchase 50,000 Shares at an exercise price of $4.00 per Share, and (iii) a warrant to purchase 131,250 Shares at an exercise price of $10.00 per Share, in each case, Mr. Proman would have sole voting and sole dispositive power upon acquisition.

(2)  Based upon 14,673,172 Shares of the Issuer’s Common Stock issued and outstanding as of August 10, 2015 (the number of Shares reported on the Issuer’s Quarterly Report on Form 10-Q).

CUSIP NO. 74312Y103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer:

Item 1 of the Original 13D is not supplemented or amended by this Amendment.

Item 2.	Identity and Background:

Item 2 of the Original 13D is not supplemented or amended by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration:

Item 3 of the Original 13D is not supplemented or amended by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

Pursuant to the July 11, 2014 merger agreement between the Issuer, Merger Sub, Inc., a Delaware Corporation (“Merger Sub”), and NAPW, Inc., a New York Corporation (“NAPW”) and the Reporting Person, the Issuer acquired all of the outstanding shares of NAPW by means of merging NAPW with and into Merger Sub (the “Merger”).  On or about September 24, 2014, pursuant to the Merger, the Reporting Person and the Issuer executed a written Employment Agreement (the “Employment Agreement”) whereby the Issuer agreed to hire the Reporting Person as its Executive Vice President and Chief Operating Officer.

From September 24, 2014 until the execution of his Separation Agreement on July 16, 2015 (the “Separation Agreement”), the Reporting Person served as Executive Vice President, Chief Operating Officer and a director of the Issuer.  Since the Termination Agreement was executed and as the largest shareholder of the Issuer, the Reporting Person has closely monitored developments at the Issuer and has from time-to-time engaged, and intends to continue to engage, in a dialogue with certain members of the Issuer’s Board of Directors and management regarding ways to protect and enhance shareholder value at the Issuer.  In addition, the Reporting Person may discuss with certain other stockholders of the Issuer, or prospective investors, the Issuer’s prospects, operations and management and Board composition, among other possible subjects, including ways to turnaround the Company’s current performance and increase shareholder value.  The Reporting Person may make recommendations to the Issuer designed to increase shareholder value.  Any recommendations may involve operational, management or Board composition changes (which may or may not include the Reporting Person) or proposals designed to improve the Issuer’s corporate governance or recommendations regarding the performance of the Issuer, as well as strategic transactions or strategic investments involving the Issuer.

CUSIP NO. 74312Y103

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and policies of the Issuer, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person may, at any time and from time to time, review or reconsider his position, and/or change his purpose or formulate or reformulate his plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer:

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 14,673,172 Shares outstanding as of August 10, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2015.

As of the close of business on November 4, 2015, Mr. Proman beneficially owned 5,475,225 Shares, constituting approximately 36.4% of the outstanding Shares, including (i) an option to purchase 183,000 Shares at an exercise price of $3.45 per Share, (ii) a warrant to purchase 50,000 Shares at an exercise price of $4.00 per Share, and (iii) a warrant to purchase 131,250 Shares at an exercise price of $10.00 per Share.

(b)           Mr. Proman has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 5,475,225 Shares held by him.

(c)           During the past sixty days, Mr. Proman has not entered into any transactions in the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Original 13D is not supplemented or amended by this Amendment.

Item 7.	Material to Be Filed as Exhibits:

Item 7 of the Original 13D is not supplemented or amended by this Amendment.

CUSIP NO. 74312Y103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 5, 2015

	By:	/s/ Matthew B. Proman
Matthew B. Proman